Exhibit 99.B(j)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders

SEI Institutional Investments Trust:

We consent to the use of our report dated July 28, 2006, with respect to the financial statements of the  Large Cap Fund, Large Cap Disciplined Equity Fund, Large Cap Diversified Alpha Fund, Large Cap Index Fund, Small Cap Fund, Small/ Mid Cap Equity Fund, Core Fixed Income Fund, Long Duration Fund, Extended Duration Fund, High Yield Bond Fund, International Equity Fund, World Equity Ex-US Fund, and Emerging Markets Debt Fund, thirteen of the funds constituting SEI Institutional Investments Trust, (collectively, the “Funds”), as of May 31, 2006, incorporated herein by reference, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and in the introduction to, and under the heading “Experts” in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania

September 26, 2006